SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-01342)	(Commission File No. 1-15272)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F      X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited). The Management Proxy Circular attached hereto as Exhibit 2, excluding the portions under the headings “Statement of Executive Compensation” and “Performance Graph” and excluding Appendix 1 entitled “Statement of Corporate Governance Practices”, is incorporated by reference into the Registration Statement on Form F-9 No. 333-14014 (Canadian Pacific Railway Company) as an exhibit thereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date:	March 16, 2004	Signed:	Robert V. Horte

	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

1.	Notice of Annual Meeting of Shareholders.
2.	Management Proxy Circular.
3.	Form of Proxy.
4.	Chairman’s 2003 Letter to Shareholders.
5.	President’s 2003 Letter to Shareholders.
6.	Annual Report for the year ended December 31, 2003.(1)
7.	Letter of Canadian Pacific Railway dated March 16, 2004, addressed to the Securities Commissions or similar authorities in each of the Provinces of Canada enclosing earnings coverage ratios for the twelve-month period ended December 31, 2003.
8.	Letter of PricewaterhouseCoopers LLP dated March 16, 2004 consenting to the incorporation by reference of its audit report dated February 6, 2004 in the short form prospectus of Canadian Pacific Railway Company dated May 28, 2002.

(1)	For the purposes of this Report on Form 6-K, all pages except pages 1 through 74 of the Registrants’ 2003 Annual Report referred to above shall be deemed furnished to the Securities and Exchange Commission as part of this Report on Form 6-K. Pages 1 through 74 of the Registrants’ 2003 Annual Report are being filed currently with the Securities and Exchange Commission as part of the Registrants’ Annual Report on Form 40-F.